UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2020

Vivint Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36642	45-5605880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1800 West Ashton Blvd. Lehi, Utah		84043
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (877) 404-4129

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VSLR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On August 17, 2020, 313 Acquisition LLC (“313 Acquisition”), an affiliate of The Blackstone Group Inc., entered into an agreement to sell an aggregate of 11,627,907 shares of common stock, par value $0.01 per share, of Vivint Solar, Inc. (“Vivint Solar”) to Coatue US 24 LLC (“Coatue”), a vehicle affiliated with Coatue Management, L.L.C. (the “Resale”). On August 18, 2020, Vivint Solar and Sunrun Inc. (“Sunrun”) issued a joint press release announcing the Resale, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Of the shares being sold in the Resale, 313 Acquisition is selling 8,706,976 shares pursuant to Vivint Solar’s effective registration statements on Form S-3 (File Nos. 333-227014 and 333-248091), filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2018 and August 17, 2020, respectively, as well as the prospectus forming part of the registration statements and a prospectus supplement filed with the Commission on August 19, 2020 (the “Public Resale”). A copy of the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, relating to the legality of the shares sold in the Public Resale is filed as Exhibit 5.1 hereto and incorporated by reference herein.

Following the closing of the Resale, 313 Acquisition will hold approximately 46.1% of Vivint Solar’s outstanding shares of common stock and, as a result, Vivint Solar will no longer qualify as a “controlled company” within the meaning of the New York Stock Exchange (“NYSE”) corporate governance rules. Vivint Solar intends to comply with the applicable NYSE corporate governance rules according to the phase-in compliance period provided for in Section 303A.00 of the NYSE Listed Company Manual.

In connection with the Resale, Sunrun and Coatue entered into a support agreement (the “Coatue Support Agreement”) pursuant to which Coatue agreed, among other things, not to transfer any of its shares of Vivint Solar’s common stock, subject to certain exceptions including for certain permitted transfers, and to vote the shares it acquired in the Resale in favor of, and against any alternative proposal to, the adoption of the previously disclosed Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 6, 2020, by and among Sunrun, Viking Merger Sub, Inc. (“Merger Sub”), a direct wholly owned subsidiary of Sunrun, and Vivint Solar, pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Vivint Solar (the “Merger”), with Vivint Solar continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Sunrun. The foregoing description of the Coatue Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Coatue Support Agreement, which was filed as Exhibit 10.1 to Sunrun’s Current Report on Form 8-K filed with the Commission on August 18, 2020.

In connection with the Resale, Sunrun and 313 Acquisition also amended their previous support agreement to reflect 313 Acquisition’s beneficial ownership of Vivint Solar’s common stock following the Resale, which amendment does not impact 313 Acquisition’s obligations pursuant to the original support agreement, including its obligations to vote its shares of Vivint Solar’s common stock in favor of the adoption of the Merger and against any alternative proposal.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

99.1	Joint Press Release of Vivint Solar, Inc. and Sunrun Inc., issued August 18, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements based upon or relating to Sunrun’s and Vivint Solar’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “will be,” “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; Sunrun’s leadership position in the industry; the availability of rebates, tax credits and other financial incentives including solar renewable energy certificates, or SRECs, and federal and state incentives; regulations and policies related to net metering and interconnection limits or caps and decreases to federal solar tax credits; determinations by the Internal Revenue Service of the fair market value of Sunrun’s and Vivint Solar’s solar energy systems; changes in regulations, tariffs and other trade barriers and tax policy; the retail price of utility-generated electricity or electricity from other energy sources; federal, state and local regulations and policies governing the electric utility industry and developments or changes with respect to such regulations and policies; the ability of Sunrun and Vivint Solar to manage their supply chains (including the availability and price of solar panels and other system components and raw materials) and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Sunrun and Vivint Solar and their industry to manage recent and future growth, product offering mix, and costs (including, but not limited to, equipment costs) effectively, including attracting, training and retaining sales personnel and solar energy system installers; Sunrun’s and Vivint Solar’s strategic partnerships and expected benefits of such partnerships; the sufficiency of Sunrun’s and Vivint Solar’s cash, investment fund commitments and available borrowings to meet anticipated cash needs; the need and ability of Sunrun and Vivint Solar to raise capital, refinance existing debt and finance their respective obligations and solar energy systems from new and existing investors; the potential impact of interest rates on Sunrun’s and Vivint Solar’s interest expense; the course and outcome of litigation and investigations and the ability of Sunrun and Vivint Solar to consummate the transactions contemplated by the definitive transaction agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Sunrun’s and Vivint Solar’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty regarding the timing of the receipt of required regulatory approvals for the Merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the definitive transaction agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the Merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the Merger; uncertainty as to the effects of the announcement or pendency of the Merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Sunrun’s and Vivint Solar’s common stock; the ability of Sunrun and Vivint Solar to raise capital from third parties to grow their business; any rise in interest rates which would increase the cost of capital; the ability to meet covenants in investment funds and debt facilities; the potential inaccuracy of the assumptions employed in calculating operating metrics; the failure of the energy industry to develop to the size or at the rate Sunrun and Vivint Solar expect; and the inability of Sunrun and Vivint Solar to finance their solar service offerings to customers on an economically viable basis. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Sunrun’s and Vivint Solar’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunrun’s and Vivint Solar’s control. While all projections are necessarily speculative, Sunrun and Vivint Solar believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Sunrun and Vivint Solar, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Sunrun’s registration statement on

Form S-4, filed with the Commission on August 14, 2020 and Sunrun’s and Vivint Solar’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Sunrun and Vivint Solar assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Sunrun’s and Vivint Solar’s actual future results may be materially different from what Sunrun and Vivint Solar expect. Sunrun and Vivint Solar qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the Merger, on August 14, 2020, Sunrun filed with the SEC a registration statement on Form S-4 (Registration No. 333-246371) (the “registration statement”), which included a document that serves as a prospectus of Sunrun and a joint proxy statement of Sunrun and Vivint Solar (the “joint proxy statement/prospectus”). These materials have not yet been declared effective, are not yet final and may be amended. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Sunrun and Vivint Solar. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNRUN AND VIVINT SOLAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement, joint proxy statement/prospectus and other documents filed by Sunrun and Vivint Solar with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Sunrun will be made available free of charge on Sunrun’s website at http://investors.sunrun.com/ under the heading “Filings & Financials” and then under the subheading “SEC Filings.” Copies of documents filed with the SEC by Vivint Solar will be made available free of charge on Vivint Solar’s website at http://investors.vivintsolar.com/ under the link “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

Sunrun and Vivint Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sunrun common stock and Vivint Solar common stock in respect of the proposed transaction. Information about Sunrun’s directors and executive officers is set forth in Sunrun’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Sunrun’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2020 and April 17, 2020, respectively. Information about Vivint Solar’s directors and executive officers is set forth in Vivint Solar’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Vivint Solar’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on March 10, 2020 and April 24, 2020, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger when they become available. Investors should read the registration statement and the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vivint Solar, Inc.

Date:	August 19, 2020	By:	/s/ Dana Russell
Dana Russell
Chief Financial Officer, Executive Vice President, and Assistant Secretary

Exhibit 5.1

[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, P.C.]

August 17, 2020

Vivint Solar, Inc.

1800 West Ashton Blvd.

Lehi, UT 84043

Re:	Registration Statement on Form S-3

Ladies and Gentlemen:

This opinion is furnished to you in connection with the resale by 313 Acquisition LLC, a Delaware limited liability company (the “Selling Stockholder”), of 8,706,976 shares of common stock, par value $0.01 (the “Shares”) of Vivint Solar, Inc., a Delaware corporation (the “Company”), pursuant to the Registration Statement on Form S-3 (File No. 333-227014) (the “Prior Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2018 and declared effective on September 11, 2018; the Registration Statement on Form S-3 (File No. 333-248091) (together with the Prior Registration Statement, the “Registration Statements”), filed with the Commission pursuant to Rule 462(b) of the Securities Act on August 17, 2020 in connection with the registration under the Securities Act of additional shares of the Company’s common stock; the prospectus which forms part of the Prior Registration Statement (the “Base Prospectus”); and the prospectus supplement related to the Selling Stockholder’s resale of the Shares, to be filed by the Company with the Commission pursuant to Rule 424(b) promulgated under the Securities Act (together with the Base Prospectus, the “Prospectus”).

We are acting as counsel for the Company in connection with the sale of the Shares by the Selling Stockholder. In such capacity, we have examined the Registration Statements and the Prospectus. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies, the authenticity of the originals of such documents and the legal competence of all signatories to such documents.

We express no opinion herein as to the laws of any state or jurisdiction other than the General Corporation Law of the State of Delaware (including the statutory provisions and all applicable judicial decisions interpreting those laws) and the federal laws of the United States of America.

On the basis of the foregoing, we are of the opinion that the Shares have been duly authorized and are validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Company’s Current Report on Form 8-K, to be filed on or about August 19, 2020, and we consent to the reference of our name under the caption “Legal Matters” in the Base Prospectus and the Prospectus. In giving such consent, we do not believe that we are “experts” within the meaning of such term as used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statements, including this opinion as an exhibit.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Wilson Sonsini Goodrich & Rosati, P.C.

Exhibit 99.1

Sunrun, Vivint Solar Announce Stock Purchase Agreement

Between Coatue and Blackstone Affiliate

SAN FRANCISCO, August 18, 2020 — Sunrun (Nasdaq: RUN) and Vivint Solar (NYSE: VSLR) today announced that Coatue US 24 LLC (“Coatue”), a vehicle affiliated with Coatue Management, L.L.C., has entered into a Stock Purchase Agreement with 313 Acquisition LLC (Blackstone affiliate) (“313 Acquisition”) for the purchase of 11,627,907 shares of Vivint Solar common stock in a private transaction. 313 Acquisition sold the shares to Coatue for $21.50 per Vivint Solar share, which was based on the trailing 10-day volume weighted average price of Vivint Solar common stock with a reference date of August 4, 2020, representing an aggregate purchase of approximately $250 million.

In connection with the purchase, Coatue has (i) entered into a support agreement, pursuant to which Coatue agreed, among other things, to vote its shares of Vivint Solar common stock acquired from 313 Acquisition in favor of the adoption of the merger agreement previously entered into by Sunrun and Vivint Solar and (ii) entered into a lock-up agreement, pursuant to which Coatue agreed not to transfer the shares it acquires from 313 Acquisition for 120 days following the closing of the merger, subject to certain exceptions, as further described in regulatory filings relating of Sunrun and Vivint Solar relating to the purchase made today with the Securities and Exchange Commission. Neither Sunrun nor Vivint Solar sold any shares of common stock in the transaction and neither company will receive any proceeds from the sale of shares by 313 Acquisition to Coatue.

About Sunrun

Sunrun Inc. (Nasdaq: RUN) is the nation’s leading home solar, battery storage, and energy services company. Founded in 2007, Sunrun pioneered home solar service plans to make local clean energy more accessible to everyone for little to no upfront cost. Sunrun’s innovative home battery solution, Brightbox, brings families affordable, resilient, and reliable energy. The company can also manage and share stored solar energy from the batteries to provide benefits to households, utilities, and the electric grid while reducing our reliance on polluting energy sources. For more information, please visit www.sunrun.com.

About Vivint Solar

Vivint Solar, Inc. (NYSE: VSLR) is a leading full-service residential solar provider in the United States. With the help of Vivint Solar, homeowners can power their homes with clean, renewable energy, typically achieving significant financial savings over time. Vivint Solar designs and installs solar energy systems for homeowners and offers monitoring and maintenance services. In addition to being able to purchase a solar energy system outright, homeowners may benefit from Vivint Solar’s affordable, flexible financing options, including power purchase agreements, or lease agreements, where available. Vivint Solar also offers solar plus storage systems with LG Chem home batteries and electric vehicle chargers with ChargePoint Home. For more information, visit www.vivintsolar.com or follow @VivintSolar on Twitter.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements based upon or relating to Sunrun Inc.’s, a Delaware corporation (“Sunrun) and Vivint Solar, Inc.’s, a Delaware corporation (“Vivint Solar”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “will be,” “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; Sunrun’s leadership position in the industry; the availability of rebates, tax credits and other financial incentives including solar renewable energy certificates, or SRECs, and federal and state incentives; regulations and policies related to net metering and interconnection limits or caps and decreases to federal solar tax credits; determinations by the Internal Revenue Service of the fair market value of Sunrun’s and Vivint Solar’s solar energy systems; changes in regulations, tariffs and other trade barriers and tax policy; the retail price of utility-generated electricity or electricity from other energy sources; federal, state and local regulations and policies governing the electric utility industry and developments or changes with respect to such regulations and policies; the ability of Sunrun and Vivint Solar to manage their supply chains (including the availability and price of solar panels and other system components and raw materials) and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Sunrun and Vivint Solar and their industry to manage recent and future growth, product offering mix, and costs (including, but not limited to, equipment costs) effectively, including attracting, training and retaining sales personnel and solar energy system installers; Sunrun’s and Vivint Solar’s strategic partnerships and expected benefits of such partnerships; the sufficiency of Sunrun’s and Vivint Solar’s cash, investment fund commitments and available borrowings to meet anticipated cash needs; the need and ability of Sunrun and Vivint Solar to raise capital, refinance existing debt and finance their respective obligations and solar energy systems from new and existing investors; the potential impact of interest rates on Sunrun’s and Vivint Solar’s interest expense; the course and outcome of litigation and investigations and the ability of Sunrun and Vivint Solar to consummate the transactions contemplated by the definitive transaction agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Sunrun’s and Vivint Solar’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the definitive transaction agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Sunrun’s and Vivint Solar’s common stock; the ability of Sunrun and Vivint Solar to raise capital from third parties to grow their business; any rise in interest rates which would increase the cost of capital; the ability to meet covenants in investment funds and debt facilities; the potential inaccuracy of the assumptions employed in calculating operating metrics; the failure of the energy industry to develop to the size or at the rate Sunrun and Vivint Solar expect; and the inability of Sunrun and Vivint Solar to finance their solar service offerings to customers on an economically viable basis. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Sunrun’s and Vivint Solar’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunrun’s and Vivint Solar’s control. While all projections are necessarily speculative, Sunrun and Vivint Solar believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Sunrun and Vivint Solar, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Sunrun’s registration statement on Form S-4, filed with the United States Securities and Exchange Commission (“SEC”) on August 14, 2020 and Sunrun’s and Vivint Solar’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Sunrun and Vivint Solar assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Sunrun’s and Vivint Solar’s actual future results may be materially different from what Sunrun and Vivint Solar expect. Sunrun and Vivint Solar qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, on August 14, 2020, Sunrun filed with the SEC a registration statement on Form S-4 (the “registration statement”), which included a document that serves as a prospectus of Sunrun and a joint proxy statement of Sunrun and Vivint Solar (the “joint proxy statement/prospectus”). These materials have not yet been declared effective, are not yet final and may be amended. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Sunrun and Vivint Solar. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNRUN AND VIVINT SOLAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement, the joint proxy statement/prospectus and other documents filed by Sunrun and Vivint Solar with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Sunrun will be made available free of charge on Sunrun’s website at http://investors.sunrun.com/ under the heading “Filings & Financials” and then under the subheading “SEC Filings.” Copies of documents filed with the SEC by Vivint Solar will be made available free of charge on Vivint Solar’s website at http://investors.vivintsolar.com/ under the link “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

Sunrun and Vivint Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sunrun common stock and Vivint Solar common stock in respect of the proposed transaction. Information about Sunrun’s directors and executive officers is set forth in Sunrun’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Sunrun’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2020 and April 17, 2020, respectively. Information about Vivint Solar’s directors and executive officers is set forth in Vivint Solar’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Vivint Solar’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on March 10, 2020 and April 24, 2020, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the registration statement and the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor & Analyst Contacts

Patrick Jobin

Sunrun

SVP, Finance & Investor Relations

investors@sunrun.com

415-373-5206

Rob Kain

Vivint Solar

VP, Investor Relations

ir@vivintsolar.com

855-842-1844